

SECURITI     08028597     ION

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC
Mail Processing
Section

FEB 29 2008

| SEC FILE NUMBER |
| --- |
| 8-50119 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING     01/01/07     AND ENDING     12/31/07

                                 MM/DD/YY                                           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:     Campbell Financial Services, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    210 W. Pennsylvania Avenue, Suite 770
                              (No. and Street)

    Baltimore                 Maryland                 21204
     (City)                           (State)                       (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Theresa D. Becks                                   (410) 842-4631
                                                   (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Arthur F. Bell, Jr. & Associates, L.L.C.
                      (Name – if individual, state last, first, middle name)

    201 International Circle, Suite 400       Hunt Valley,       Maryland       21030
     (Address)                            (City)                (State)             (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _____Theresa D. Becks_____ , swear (or affirm) that, to the best of

my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

_____Campbell Financial Services, Inc._____ , as

of _____December 31_____ , 20__07_____ , are true and correct.  I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
V. P.
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CAMPBELL FINANCIAL SERVICES, INC.

## ANNUAL REPORT

December 31, 2007

Financial Statements and Supplementary
Information Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For the Year Ended December 31, 2007

# CAMPBELL FINANCIAL SERVICES, INC.

## TABLE OF CONTENTS





201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

## INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Campbell Financial Services, Inc.

We have audited the accompanying statement of financial condition of Campbell Financial Services, Inc. (the Company) as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Campbell Financial Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Arthur F. Bell, Jr. & Associates, L.L.C.*

Hunt Valley, Maryland
February 22, 2008

# CAMPBELL FINANCIAL SERVICES, INC.
## STATEMENT OF FINANCIAL CONDITION
December 31, 2007

_____

**ASSETS**

| | |
|---|---|
| Cash | $102,759 |
| Prepaid expenses | 3,566 |
| Commissions receivable from affiliate | 1,844 |
| Total assets | $108,169 |

**LIABILITIES**

| | |
|---|---|
| Accounts payable and accrued expenses | $ 7,990 |
| Due to affiliate, net | 40,186 |
| | 48,176 |
| Notes subordinated to the claims of general creditors | 50,000 |

**STOCKHOLDERS' EQUITY**

| | |
|---|---|
| Common stock – $.01 par value; 2,500 shares authorized; 200 shares issued and outstanding | 2 |
| Additional paid-in capital | 9,998 |
| Retained (deficit) | (7) |
| Total stockholders' equity | 9,993 |
| Total liabilities and stockholders' equity | $108,169 |

See accompanying notes.

**CAMPBELL FINANCIAL SERVICES, INC.**
**STATEMENT OF OPERATIONS**
For the Year Ended December 31, 2007

_____

| | |
|---|---|
| **REVENUE** | |
| Commissions | $ 997,620 |
| Miscellaneous income | 35,000 |
| Total revenue | 1,032,620 |
| **EXPENSES** | |
| Office services fee | 7,685 |
| Salaries and other compensation | 1,002,435 |
| Rent | 3,514 |
| Regulatory fees and expenses | 3,530 |
| Professional fees | 10,205 |
| Interest expense | 4,000 |
| Other expenses | 1,251 |
| Total expenses | 1,032,620 |
| NET INCOME | $ 0 |

**CAMPBELL FINANCIAL SERVICES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
For the Year Ended December 31, 2007

| | Common Stock | Additional Paid-in Capital | Retained (Deficit) | Total |
|---|---|---|---|---|
| Balances at December 31, 2006 | $ 2 | $9,998 | $ (7) | $9,993 |
| Net income for the year ended December 31, 2007 | 0 | 0 | 0 | 0 |
| Balances at December 31, 2007 | $ 2 | $9,998 | $ (7) | $9,993 |

**STATEMENT OF CHANGES IN LIABILITIES**
**SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**
For the Year Ended December 31, 2007

| | |
|---|---|
| Balance at December 31, 2006 | $50,000 |
| Issuance of subordinated notes | 0 |
| Balance at December 31, 2007 | $50,000 |

See accompanying notes.

-4-

# CAMPBELL FINANCIAL SERVICES, INC.
## STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

_____

**Cash flows from operating activities**

| | |
|---|---:|
| Net income | $ 0 |
| Changes in assets and liabilities | |
| (Increase) in prepaid expense | (1,084) |
| Decrease in commissions receivable from affiliate | 5,213 |
| Increase in accounts payable and accrued expenses | 390 |
| Change in due from affiliate, net | (12,025) |
| Net cash from operating activities | (7,506) |
| Net decrease in cash | (7,506) |
| **Cash – beginning of year** | 110,265 |
| **Cash – end of year** | $102,759 |

**Supplemental Disclosure of Cash Flow Information**

| | |
|---|---:|
| Cash paid during the year for interest | $ 4,000 |

See accompanying notes.

# CAMPBELL FINANCIAL SERVICES, INC.
## NOTES TO FINANCIAL STATEMENTS

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A.    General Description of the Company

        Campbell Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD).

    B.    Method of Reporting

        The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

    C.    Income Taxes

        The Company's income tax returns are prepared on the accrual basis of accounting. The Company uses an asset and liability approach to financial accounting for income taxes; however, given its cumulative net losses, there is no provision for income taxes.

        Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 (FIN 48) entitled "Accounting For Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. The adoption of FIN 48 had no impact on the Company's financial statements.

Note 2. RELATED PARTY TRANSACTIONS

    A substantial portion of the Company's revenue represents commissions from selling units of affiliated commodity pools to Campbell & Company, Inc. (CCI), the General Partner or Managing Owner of such commodity pools, and the continuous servicing of units owned by CCI. The two stockholders of the Company are officers and minority owners of CCI. The Company earns initial and/or ongoing commissions from CCI, in accordance with the selling agreements, based on the Net Asset Value of the units sold and serviced.

    The Company's remaining revenue represents commissions from selling shares of an affiliated registered investment company (RIC) to CCI, the 100% owner of the trading adviser of the RIC, and the continuous servicing of units owned by CCI. The two stockholders of the Company are officers and minority owners of CCI and officers of the RIC. The Company earns ongoing commissions from the RIC, in accordance with the selling agreements, based on the Net Asset Value of the units sold and serviced.

    Substantially all of the Company's expenses are allocated from CCI which provides management, administration, office space and other services to the Company.

Note 2.   RELATED PARTY TRANSACTIONS (CONTINUED)

In November 2003, the Company entered into an expense sharing agreement (the Agreement) with CCI. The Agreement provides that Direct Expenses (as defined in the Agreement) will be paid directly by the Company. Allocated Expenses (as defined) shall be paid by CCI and subsequently reimbursed by the Company based upon a reasonable allocation. A Profit Share (as defined) will be owed to the shareholders of the Company in the form of an allocation of CCI's direct profit share expense to these shareholders. The Company will pay the Profit Share directly to CCI.

Note 3.   SUBORDINATED NOTES

The Company has borrowed $50,000 under satisfactory subordination agreements. The loans consist of a $5,000 note and a $20,000 note from each of the stockholders of the Company. The $5,000 notes bear an 8% interest rate and are due on July 31, 2008. The $20,000 notes bear an 8% interest rate and are due on May 31, 2009. These subordinated notes are available in computing net capital under the SEC's uniform net capital rule. To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 4.   MISCELLANEOUS INCOME

In August 2007, the Company received a one time special payment of $35,000 from FINRA as a benefit of the consolidation of the NASD and New York Stock Exchange Member Regulation. This special payment is reflected as miscellaneous income in the Company's statement of operations.

Note 5.   INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 6.   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. At December 31, 2007, the Company had net capital of $54,241, which was $49,241 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.89 to 1.

**CAMPBELL FINANCIAL SERVICES, INC.**

**SUPPLEMENTARY INFORMATION**

# CAMPBELL FINANCIAL SERVICES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

---

| | |
|---|---:|
| Total stockholders' equity | $ 9,993 |
| Add subordinated notes allowable in computation of net capital | 50,000 |
| Deduct items not allowable for net capital<br>    Non-allowable assets | (5,752) |
| Net capital | $54,241 |
| Minimum net capital required – 6 2/3% of aggregate indebtedness<br>    (Note 1, below) | $ 3,212 |
| Minimum regulatory dollar net capital requirement | $ 5,000 |
| Net capital shown above | $54,241 |
| Minimum net capital requirement | 5,000 |
| Excess net capital | $49,241 |
| Total aggregate indebtedness | $48,176 |
| Percentage of aggregate indebtedness to net capital | 88.8% |

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital stated above, agrees with the Campbell Financial Services, Inc. computation of net capital and required net capital from the December 31, 2007 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA).

---

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2007 is as follows:

| | |
|---|---:|
| Total liabilities | $98,176 |
| Less indebtedness subordinated to the claims of general<br>    creditors pursuant to satisfactory subordination agreements | 50,000 |
| Aggregate indebtedness | $48,176 |

# CAMPBELL FINANCIAL SERVICES, INC.
## COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
## AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
## UNDER RULE 15c3-3
December 31, 2007

_____

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Campbell Financial Services, Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

# CAMPBELL FINANCIAL SERVICES, INC.

# INDEPENDENT AUDITOR'S REPORT ON
# INTERNAL CONTROL

Supplementary Report to Financial
Statements and Supplementary Information
(Form X-17a-5)

For the Year Ended December 31, 2007



**ARTHUR BELL**
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholders
Campbell Financial Services, Inc.

In planning and performing our audit of the financial statements of Campbell Financial Services, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons

2.  Recordation of differences required by rule 17a-13

3.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4.  Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Campbell Financial Services, Inc.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Arthur F. Bell, Jr. & Associates, L.L.C.*

Hunt Valley, Maryland
February 22, 2008

**END**